ALLIANCE RESOURCE PARTNERS, L.P.

1717 SOUTH BOULDER AVENUE, SUITE 400

TULSA, OKLAHOMA 74119

January 17, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Alliance Resource Partners, L.P.

Form 10-K for the year ended December 31, 2010

Filed February 28, 2011

File No. 000-26823

Dear Mr. Reynolds:

Set forth below is our response to the comment received during our telephone conversation on December 22, 2011 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, the comment provided by the Staff has been included in bold face type preceding our response. References to “the Partnership,” “we,” “us” and “our” herein refer to Alliance Resource Partners, L.P. and its consolidated subsidiaries.

Form 10-K for the Fiscal Year ended December 31, 2010

Grant of Plan-Based Awards Table

1.	Please clarify whether the dollar amounts presented under the column “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” in the Grants of Plan-Based Awards Table for 2010, as provided in your response letter to the Commission dated December 14, 2011 (the “Initial Response Letter”), represent target payout amounts or actual payout amounts awarded pursuant to the STIP.

Response:

The dollar amounts presented under the column “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” in the Grants of Plan-Based Awards Table for 2010 represent the actual payout amounts of the 2010 STIP awards as of the date the awards were granted. As discussed on page 119 of the Form 10-K, the Compensation Committee established achievement of at least $360.6 million in EBITDA from current operations (normalized by excluding charges for unit-based compensation and affiliate contributions, if any) as the performance target to be satisfied by the Partnership before any payments would be made under the STIP for 2010. As disclosed in the Form 10-K, the Partnership exceeded this minimum target. As such, the Compensation Committee approved a distribution payout pool under the STIP and granted individual STIP awards to the Named Executive Officers from such

Securities and Exchange Commission

January 17, 2012

pool, as disclosed in the Grants of Plan-Based Awards Table included in the Initial Response Letter. These amounts are reported under the “target” column pursuant to Instruction 2 to Item 402(d) of Regulation S-K because the STIP awards only provide for single payouts based on an assessment of each Named Executive Officer’s individual performance, as set forth in Footnote 8 of the Initial Response Letter. The Compensation Committee did not establish individual target payout amounts for the Named Executive Officers’ STIP awards or otherwise communicate with the Named Executive Officers regarding their STIP awards or the payout amounts thereunder until the Compensation Committee actually granted and paid the individual STIP awards. We confirm that in future filings, in the event individual target payout amounts are established and the target payout amount differs from the actual payout amount with respect to a Named Executive Officer’s STIP award, the Partnership will include disclosure of the target payout amount in the Grants of Plan-Based Awards Table.

In connection with responding to the comment of the Staff, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please contact the undersigned at (918) 295-1415, or David P. Oelman or Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-3708 and (713) 758-4458, respectively.

Very truly yours, ALLIANCE RESOURCE PARTNERS, L.P. By: Alliance Resource Management GP, LLC, its managing general partner

By:	/s/ Brian L. Cantrell
Name:	Brian L. Cantrell
Title:	Senior Vice President and Chief Financial Officer